Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-218604-02

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell, nor does it seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 28, 2019.

Pricing Supplement No. K1331 to the Product Supplement No. I–C  dated June 30, 2017, the Prospectus Supplement and Prospectus dated June 30, 2017

 _________________________________________________________

$ Digital Plus Buffered iShares® U.S. Real Estate ETF-Linked Medium-Term Notes due

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be the second scheduled business day after the determination date) is based on the performance of the iShares® U.S. Real Estate ETF (which we refer to as the underlier) as measured from and including the trade date to and including the determination date (expected to be between 48 and 51 months after the trade date).  If the final underlier level on the determination date is equal to or  greater than the initial underlier level (set on the trade date and which may be higher or lower than the actual closing level of the underlier on the trade date), the return on your notes will be positive. If the final underlier level declines by up to 10% from its initial underlier level, you will receive the face amount of your notes.  If the final underlier level declines by more than 10% from the initial underlier level, you will be exposed on a leveraged basis to any depreciation in the final underlier level beyond the buffer amount, and the return on your notes will be negative. You could lose your entire investment in the notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is zero or positive (i.e., the final underlier level is equal to or greater than the initial underlier level), the greater of (i) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the underlier return and (ii) the threshold settlement amount, which is expected to be between $1,360.20 and $1,422.70 (to be set on the trade date);

●	if the underlier return is negative but not below -10% (the final underlier level is less than the initial underlier level, but not by more than 10%), $1,000; or

●	if the underlier return is negative and is below -10% (i.e., the final underlier level is less than the initial underlier level by more than 10%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the quotient of the initial underlier level divided by 90% of the initial underlier level times (c) the sum of the underlier return plus 10%.

Investing in the notes involves a number of risks.  See “Additional Risk Factors Specific To Your Notes” beginning on page PS-11 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Original issue date:	, 2019	Original issue price:	100% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*The original issue price for certain investors will be between 96.30% and 100.00% of the face amount, reflecting a foregone underwriting discount with respect to such notes; please see “Supplemental plan of distribution (conflicts of interest)” on PS-5 of this pricing supplement.

We or one of our affiliates will pay an underwriting discount of $37.00 per $1,000 face amount of the notes ($   in the aggregate), resulting in net proceeds to the issuer of $963.00 per $1,000 face amount of the notes ($   in the aggregate).

For more detailed information, please see “Supplemental plan of distribution (conflicts of interest)” on page PS-5 of this pricing supplement.

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate.  For more information, see “Supplemental plan of distribution (conflicts of interest)” on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

Credit Suisse currently estimates the value of each $1,000 face amount of the notes on the trade date will be between $934 and $964 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the trade date. See “Additional Risk Factors Specific To Your Notes” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

Pricing Supplement dated September   , 2019.

The original issue price, underwriting discount and net proceeds to the issuer listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

We may use this pricing supplement in the initial sale of the notes. In addition, CSSU or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Credit Suisse or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.

You should read this pricing supplement together with the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. I-C dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006317/dp77785_424b2-ic.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific To Your Notes” in this pricing supplement and “Risk Factors” in the accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Key Terms

Issuer:  Credit Suisse AG (“Credit Suisse”), acting through its London Branch.

Underlier:  the iShares® U.S. Real Estate ETF (Bloomberg symbol, “IYR UP <Equity>”).  For more information on the underlier, see “The Underlier” herein.

Underlying Index: the Dow Jones U.S. Real Estate Index, as maintained by S&P Dow Jones Indices LLC

Specified currency:  U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Purchase at amount other than face amount:  the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount.  See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-13 of this pricing supplement.

United States Federal Income Tax Consequences of Investing in the Notes:  please refer to “Material U.S. Federal Income Tax Considerations” herein for a discussion of certain United States federal income tax considerations for making an investment in the notes.

Cash settlement amount (on the stated maturity date):  for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

●	if the final underlier level is equal to or greater than the threshold level, the greater of (i) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the underlier return and (ii) the threshold settlement amount;

●	if the final underlier level is less than the threshold level but greater than or equal to the buffer level, $1,000; or

●	if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the downside participation rate times (iii) the sum of the underlier return plus the buffer amount.

Initial underlier level: the closing level or an intraday level of the underlier to be set on the trade date, as determined by the calculation agent in its sole discretion, and which may be higher or lower than the actual closing level of the underlier on the trade date.

Final underlier level:  the closing level of the underlier on the determination date, except in the circumstances described under “Description of the Securities — Postponement of calculation dates” on page PS-22 of the accompanying product supplement and subject to adjustment as provided under “Description of the Securities — Changes to the calculation of an underlying” and “Description of Securities — Adjustments” on page PS-24 of the accompanying product supplement.

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage.

Threshold level: 100.00% of the initial underlier level.

Threshold settlement amount (to be set on the trade date):  for each $1,000 face amount of the notes, expected to be between $1,360.20 and $1,422.70.

Buffer level:  90% of the initial underlier level.

Buffer amount:  10%

Downside participation rate:  the quotient of the initial underlier level divided by the buffer level, which equals approximately 111.11%.

Trade date:

Original issue date (to be set on the trade date):  a specified date that is expected to be the fifth scheduled business day following the trade date.

Determination date (to be set on the trade date):  a specified date that is expected to be between 48 and 51 months after the trade date, subject to postponement as described under “Description of the Securities — Postponement of calculation dates” on page PS-22 of the accompanying product supplement.

Stated maturity date (to be set on the trade date):  a specified date that is expected to be the second scheduled business day after the determination date, subject to postponement as described under “Description of the Securities  — Postponement of calculation dates” on page PS-22 of the accompanying product supplement. If the stated maturity date is not a business day, the stated maturity date will be postponed to the next following business day. Notwithstanding anything to the contrary set forth in the accompanying product supplement, if the determination date is postponed as provided under “Determination date” above, the stated maturity date will be postponed to the second business day following the determination date as postponed.

No interest:  the offered notes will not bear interest.

No listing:  the offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption:  the offered notes will not be subject to redemption.

Closing level:  as described under “Description of the Securities — Certain definitions” on page PS-19 of the accompanying product supplement.

Business day:  as described under “Description of the Securities — Certain definitions” on page PS-19 of the accompanying product supplement.

Trading day:  as described under “Description of the Securities — Certain definitions” on page PS-22 of the accompanying product supplement.

Use of proceeds and hedging:  as described under “Supplemental Use of Proceeds and Hedging” on page PS-16 of the accompanying product supplement.

ERISA:  as described under “ERISA Considerations” on page PS-41 of the accompanying product supplement.

Supplemental plan of distribution (conflicts of interest): under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the notes to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the notes if any are purchased.

Credit Suisse AG expects to agree to sell to CSSU, and CSSU expects to agree to purchase from Credit Suisse AG the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. CSSU proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price less a concession not in excess of 3.70% of the face amount. The original issue price for notes purchased by certain fee-based advisory accounts will be between 96.30% and 100.00% of the face amount of the notes, which reflects a foregone underwriting discount with respect to such notes (i.e., the underwriting discount specified on the cover of this pricing supplement with respect to such notes may be as low as 0.00%).

We expect to deliver the notes against payment for the notes on the original issue date indicated herein, which may be a date that is greater than two business days following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise.

Accordingly, if the original issue date is more than two business days after the trade date, purchasers who wish to transact in the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the notes will be used by CSSU or one of its affiliates in connection with hedging our obligations under the notes.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Calculation agent:  Credit Suisse International

CUSIP no.: 22552FU75

ISIN no.: US22552FU753

FDIC: the notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Maturity date	Stated maturity date
Valuation date	Determination date
Final level	Final underlier level
Initial level	Initial underlier level
Securities	Notes or offered notes
Principal amount	Face amount
Redemption amount	Cash settlement amount
Underlying	Underlier
Underlying return	Underlier return

In addition, with respect to the Digital Plus Buffered iShares® U.S. Real Estate ETF-Linked Medium-Term Notes, please refer to Key Terms above for the following terms: threshold settlement amount, buffer level, buffer amount and downside participation rate.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be.

The following examples reflect hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000 per note
Threshold settlement amount	$1,360.20 per note
Threshold level	100% of the initial underlier level
Buffer level	90% of the initial underlier level
Downside participation rate	the quotient of the initial underlier level divided by the buffer level
Buffer amount	10%
A market disruption event does not occur on the originally scheduled determination date and the originally scheduled determination date is a trading day.
No change in or affecting the underlier, any of the equity securities comprising the underlier or the policies of the underlier’s investment advisor or the method by which the underlying index sponsor calculates the underlying index.
Notes purchased on the original issue date at the face amount and held to the stated maturity date.

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity.  We will not do so until the trade date.  The actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the right column represent the hypothetical cash settlement amounts per $1,000 face amount of notes, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level).

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (per $1,000 Face Amount of Notes)
150.00%	$1,500.00
140.00%	$1,400.00
136.02%	$1,360.20
130.00%	$1,360.20
120.00%	$1,360.20
110.00%	$1,360.20
105.00%	$1,360.20
100.00%	$1,360.20
95.00%	$1,000.00
90.00%	$1,000.00
75.00%	$833.33
50.00%	$555.56
25.00%	$277.78
0.00%	$0.00

If, for example, the final underlier level were determined to be 25.00% of the initial underlier level, you will be exposed on a leveraged basis to any depreciation in the final underlier level beyond the buffer amount, and the cash settlement amount that we would deliver on your notes at maturity would be approximately $277.78 per $1,000 face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 72.222% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than the buffer level (the section left of the buffer level marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than $1,000 per $1,000 face amount of your notes (the section below the $1,000 marker on the vertical axis).

The cash settlement amounts shown above are entirely hypothetical; they are based on hypothetical closing levels for the underlier on the determination date and on assumptions that may prove to be inaccurate.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors — Unpredictable economic and market factors may affect the value of the securities prior to maturity” on page PS-8 of the accompanying product supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level and threshold settlement amount, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying product supplement. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus as supplemented by the accompanying prospectus supplement and the accompanying product supplement of Credit Suisse. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the stocks comprising the underlier. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Notes Are Subject to the Credit Risk of Credit Suisse

Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of your notes prior to maturity.

The Initial Underlier Level Will Be Determined at the Discretion of the Calculation Agent

The initial underlier level will be the closing level or an intraday level of the underlier on the trade date, as determined by the calculation agent in its sole discretion. As such, the initial underlier level may not be based on the closing level of the underlier on the trade date. The initial underlier level may be higher or lower than the actual closing level of the underlier on the trade date.

The Stated Maturity Date of the Notes Is a Pricing Term and Will Be Determined by the Issuer on the Trade Date

We will not determine the stated maturity date until the trade date, so you will not know the exact term of, or the determination date for, the notes at the time that you make your investment decision. The term of the notes could be as short as the shorter end of the stated maturity date range described in “Key Terms” herein or as long as the longer end of the stated maturity date range. You should be willing to hold your notes until the latest possible stated maturity date contemplated by the range. The stated maturity date selected by us could have an impact on the value of the notes. Assuming no changes in other economic terms of the notes, the value of the notes would likely be lower if the term of the notes is at the longer end of the stated maturity date range, rather than the shorter end of the stated maturity date range.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to postponement as described elsewhere in the accompanying product supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier.  Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date (which could be higher or lower than the actual closing level of the underlier on the trade date) to the closing level of the underlier on the determination date. If the final underlier level is less than the buffer level, you will have a loss, for each $1,000 of the face amount of your notes, equal to the product of (a) $1,000 times (b) the downside participation rate times (c) the sum of the underlier return plus the buffer amount.  Thus, you will be exposed on a leveraged basis to any depreciation in the final underlier level beyond the buffer amount, and the return on your notes will be negative. You may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Regardless of the Amount of Any Payment You Receive on the Notes, Your Actual Yield May Be Different in Real Value Terms

Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity, including our other debt securities, that bears interest at a prevailing market rate.

The Probability that the Final Underlier Level Will Be Less Than the Buffer Level Will Depend on the Volatility of the Underlier

“Volatility” refers to the frequency and magnitude of changes in the level of the underlier. The greater the expected volatility with respect to the underlier on the trade date, the higher the expectation as of the trade date that the final underlier level could be less than the buffer level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the underlier as of the trade date. The volatility of the underlier can change significantly over the term of the notes. The level of the underlier could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the underlier and the potential to lose a significant amount of your principal at maturity.

You Have No Shareholder Rights or Rights to Receive Any of the Equity Securities Comprising the Underlier

Investing in the notes will not make you a holder of any of the equity securities comprising the underlier.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the issuers of, or any other rights with respect to, the equity securities comprising the underlier. The cash settlement amount will be paid in cash and you will have no right to receive delivery of any equity securities comprising the underlier.

We May Sell Additional Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth on the cover page.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase the notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on the notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level on the return on your investment will depend upon the price you pay for your notes relative to face amount. The buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

There are Risks Associated with the Underlier

Although shares of the underlier are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlier or that there will be liquidity in the trading market. The underlier is subject to management risk, which is the risk that the underlier’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to the underlier’s investment strategy or otherwise, the investment advisor for the underlier may add, delete or substitute the assets held by the underlier. Any of these actions could adversely affect the price of the shares of the underlier and consequently the value of the notes.

Further, under continuous listing standards adopted by the NYSE Arca, the underlier will be required to confirm on an ongoing basis that the components of the underlying index satisfy the applicable listing requirements.  In the event that the underlying index does not comply with the applicable listing requirements, the underlier would be required to rectify such non-compliance by requesting that S&P Dow Jones Indices LLC modify the underlying index, adopting a new underlying index or obtaining relief from the Securities and Exchange Commission. There can be no assurance that S&P Dow Jones Indices LLC would so modify the underlying index or that relief would be obtained from the Securities and Exchange Commission and, therefore, non-compliance with the continuous listing standards may result in the underlier being delisted by the NYSE Arca.

The Performance and Market Value of the Underlier, Particularly During Periods of Market Volatility, May Not Correlate to the Performance of the Underlying Index

The underlier will generally invest in all of the equity securities included in the underlying index but may not fully replicate the underlying index. There may be instances where the underlier’s investment advisor may choose to overweight a stock in the underlying index, purchase securities not included in the underlying index that the investment advisor believes are appropriate to substitute for a security included in the underlying index or utilize various combinations of other available investment techniques. In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of the underlying index. Finally, because the shares of the underlier are traded on a national securities exchange and are subject to market supply and investor demand, the market value of one share of the underlier may differ from the net asset value per share of the underlier.

During periods of market volatility, securities held by the underlier may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the underlier and the liquidity of the underlier may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the underlier. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the underlier. As a result, under these circumstances, the market value of shares of the underlier may vary substantially from the net asset value per share of the underlier. For these reasons, the performance of the underlier may not correlate with the performance of the underlying index. For additional information on the underlier, see the information set forth under “The Underlier” herein.

The Stocks Included in the Underlier are Concentrated in One Particular Sector

All of the stocks included in the underlier are issued by companies in a single sector. As a result, the stocks that will determine the performance of the underlier are concentrated in a single sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks held by the underlier, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in a single sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in a broader range of sectors.

There are Risks Associated with Investments in Securities with a Concentration in the Real Estate Industry

The notes are subject to certain risks applicable to the real estate industry. The underlier invests in companies that invest in real estate, primarily real estate investment trusts (“REITS”) or real estate holding companies, which exposes the notes to the risks of owning real estate directly as well as to risks that relate specifically to the way in which real estate companies are organized and operated. Real estate is highly sensitive to general and local economic conditions and developments, and is characterized by intense competition and periodic overbuilding. The United States real estate market has suffered a period of extraordinary declines, and we can give you no assurance that such declines will not continue or worsen. Specific risks especially relevant to an investment in the real estate industry include interest rate risk, leverage risk, property risk, management risk, liquidity risk, concentration risk, U.S. tax risk and regulatory risk. Any of these risks could adversely impact the value of the notes.

Hedging and Trading Activity

We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in the underlier or instruments related to the underlier. We, any dealer or any of our or their respective affiliates may also trade in the underlier or instruments related to the underlier from time to time. Any of these hedging or trading activities on or prior to the Trade Date and during the term of the notes could adversely affect our payment to you at maturity.

The Estimated Value of the Notes on the Trade Date May Be Less Than the Price to Public

The initial estimated value of your notes on the trade date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original issue price. The original issue price of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the trade date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components, and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

Effect of Interest Rate Used in Estimating Value

The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”).  If on the trade date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

Secondary Market Prices

If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the original issue price and the estimated value of the notes on the trade date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness.  In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them.  Furthermore, assuming no change in market conditions from the trade date, the secondary market price of your notes will be lower than the original issue price because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the original issue price, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

Credit Suisse is Subject to Swiss Regulation

As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

Lack of Liquidity

The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

Anti-Dilution Protection is Limited

The calculation agent will make anti-dilution adjustments for certain events affecting the underlier. However, an adjustment will not be required in response to all events that could affect the underlier. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected. See “Description of the Securities—Adjustments” in the accompanying product supplement.

Potential Conflicts

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and determining their estimated value. In addition, the distributor from which you purchase the notes may conduct hedging activities in connection with the notes.  In performing these duties, the economic interests of us, our affiliates and the distributor are potentially adverse to your interests as an investor in the notes.  Further, hedging activities may adversely affect any payment on or the value of your notes.  Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates or the distributor receives for the sale of the notes, which creates an additional incentive to sell the notes to you.

Unpredictable Economic and Market Factors Will Affect the Value of the Notes

The payout on the notes can be replicated using a combination of the components described in “The Estimated Value of the Notes on the Trade Date May Be Less Than the Price to Public.” Therefore, in addition to the level of the underlier, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

•	the expected and actual volatility of the underlier;

•	the time to maturity of the notes;

•	the dividend rate on the equity securities comprising the underlier;

•	interest and yield rates in the market generally;

•	investors’ expectations with respect to the rate of inflation;

•	events affecting companies engaged in the industry tracked by the underlier;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the equity securities comprising the underlier or markets generally and which may affect the level of the underlier; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The U.S. Federal Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”).  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are treated as “open transactions.”  If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected.  Even if the treatment of the notes described herein is respected, there is a substantial risk that a note will be treated as a “constructive ownership transaction,” with potentially adverse consequences described below under “United States Federal Tax Considerations.”  Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

THE UNDERLIER

We have derived all information contained herein regarding the iShares® U.S. Real Estate ETF, including, without limitation, information concerning its composition, method of calculation, changes to its components and its historical closing values, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, BlackRock Fund Advisors (“BFA”), which maintains and manages the iShares® U.S. Real Estate ETF and acts as the investment advisor to the iShares® U.S. Real Estate ETF. The iShares® U.S. Real Estate ETF is developed, calculated and maintained by BFA.

The iShares® Trust (“iShares®”) is a registered investment company that consists of numerous separate investment portfolios, including the iShares® U.S. Real Estate ETF. The iShares® U.S. Real Estate ETF is an investment portfolio maintained and managed by iShares®. BFA, the investment advisor to the iShares® U.S. Real Estate ETF, is a wholly owned subsidiary of BlackRock Institutional Trust Company, N.A., which in turn is a wholly-owned subsidiary of BlackRock, Inc. Information filed by iShares® with the SEC under the Securities Exchange Act and the Investment Company Act can be found by reference to its SEC file numbers: 333–92935 and 811–09729. Shares of the iShares® U.S. Real Estate ETF are listed on the NYSE Arca under ticker symbol “IYR.”

You, as an investor in the notes, should make your own investigation into iShares®, BFA and the iShares® U.S. Real Estate ETF. iShares® and BFA are not involved in the offer of the notes in any way and have no obligation to consider your interests as a holder of the notes. BFA and iShares® have no obligation to continue to publish the iShares® U.S. Real Estate ETF and may discontinue or suspend publication of the iShares® U.S. Real Estate ETF at any time in their sole discretion.

For additional information regarding iShares®, BFA and the iShares® U.S. Real Estate ETF, please consult the prospectus dated August 1, 2019 for the iShares® U.S. Real Estate ETF and the reports (including the Annual Report to Shareholders on Form N-CSR for the fiscal year ended March 31, 2019) and other information iShares® files with the SEC. In addition, information about iShares® and the iShares® U.S. Real Estate ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website. We have not conducted any independent review or due diligence of any publicly available information with respect to iShares®, BFA or the iShares® U.S. Real Estate ETF. Information from outside sources, including information contained on the iShares® website at us.ishares.com/product_info/fund/overview/IYR.htm, is not incorporated by reference in, and should not be considered part of, this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus.

We cannot give any assurance that all events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available information described herein) that may affect the level of the iShares® U.S. Real Estate ETF, including on the Trade Date, have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of, or failure to disclose, material future events concerning iShares®, BFA or the iShares® U.S. Real Estate ETF could affect the cash settlement amount payable on the notes, and therefore, the market value of the notes in any secondary market.

The iShares® U.S. Real Estate ETF

The iShares® U.S. Real Estate ETF is an exchange-traded fund that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones U.S. Real Estate Index, as reported by Bloomberg under the ticker symbol “DJUSRE.” The Dow Jones U.S. Real Estate Index is designed to measure U.S. equities in the real estate sector. The Dow Jones U.S. Real Estate Index may include real estate investment trusts and other companies that invest directly or indirectly in real estate through development, management, or ownership, including property agencies. For additional information about the Dow Jones U.S. Real Estate Index, please refer to “The Dow Jones U.S. Real Estate Index” below. For information concerning the methodology of the iShares® U.S. Real Estate ETF, please refer to “The iShares® ETF Methodology” below.

Additional information is available on the underlier issuer’s website (including information regarding (i) the underlier’s top ten constituents and their respective weightings, (ii) the underlying index’s top ten constituents and their respective weightings, (iii) fees and (iv) the returns of the SPDR® iShares® U.S. Real Estate ETF and the Dow Jones U.S. Real Estate Index. We are not incorporating by reference the website or any material it includes in this document.

The iShares® ETF Methodology

Investment Objective and Strategy

The iShares® U.S. Real Estate ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the publicly traded securities that are included in the Dow Jones U.S. Real Estate Index. To accomplish this, the iShares® U.S. Real Estate ETF employs a representative sampling strategy (as described below under “— Representative Sampling”) to track the Dow Jones U.S. Real Estate Index.

The iShares® U.S. Real Estate ETF generally invests at least 90% of its assets in the securities, or depositary receipts representing such securities, that are included in the Dow Jones U.S. Real Estate Index. The iShares® U.S. Real Estate ETF may invest the remainder of its assets in securities not included in the Dow Jones U.S. Real Estate Index but which BFA believes will help the iShares® U.S. Real Estate ETF track the Dow Jones U.S. Real Estate Index, and in other investments, including futures, options and swaps contracts related to the Dow Jones U.S. Real Estate Index as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates. Furthermore, the iShares® U.S. Real Estate ETF may lend securities representing up to one-third of the value of the iShares® U.S. Real Estate ETF’s total assets (including the value of the collateral received).

Notwithstanding the underlier’s investment objective, the return on your notes will not reflect any dividends paid on the underlier shares, on the securities purchased by the underlier or on the securities that comprise the underlying index.

Representative Sampling

The iShares® U.S. Real Estate ETF is managed by BFA using a “representative sampling” indexing strategy to track the performance of the Dow Jones U.S. Real Estate Index. Under “representative sampling,” the iShares® U.S. Real Estate ETF does not necessarily hold all of the securities included in the Dow Jones U.S. Real Estate Index. Rather, the iShares® U.S. Real Estate ETF invests in a representative sample of securities that collectively has an investment profile similar to the Dow Jones U.S. Real Estate Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those included in the Dow Jones U.S. Real Estate Index.

Correlation

The Dow Jones U.S. Real Estate Index is a financial calculation, based on a grouping of financial instruments, that is not an investment product, while the iShares® U.S. Real Estate ETF is an actual investment portfolio. The performance of the iShares® U.S. Real Estate ETF and the Dow Jones U.S. Real Estate Index may vary for a number of reasons, including transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the iShares® U.S. Real Estate ETF’s portfolio and the Dow Jones U.S. Real Estate Index resulting from the iShares® U.S. Real Estate ETF’s use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the iShares® U.S. Real Estate ETF but not to the Dow Jones U.S. Real Estate Index. “Tracking error” is the divergence of the performance (return) of the iShares® U.S. Real Estate ETF’s portfolio from that of the Dow Jones U.S. Real Estate Index. BFA expects that, over time, iShares® U.S. Real Estate ETF’s tracking error will not exceed 5%. Because the iShares® U.S. Real Estate ETF uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The iShares® U.S. Real Estate ETF will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Dow Jones U.S. Real Estate Index is concentrated.

The Dow Jones U.S. Real Estate Index

We have derived all information contained herein regarding the Dow Jones U.S. Real Estate Index, including, without limitation, information concerning its composition, method of calculation and changes to its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”), which maintains and manages the Dow Jones U.S. Real Estate Index. The Dow Jones U.S. Real Estate is developed, calculated and maintained by S&P Dow Jones. S&P Dow Jones is under no obligation to continue to publish, and may discontinue publication of, the Dow Jones U.S. Real Estate Index. The Dow Jones U.S. Real Estate Index is reported by Bloomberg L.P. under the ticker symbol “DJUSRE.”

Dow Jones U.S. Real Estate Index Composition and Maintenance

The Dow Jones U.S. Real Estate Index is designed to track the performance of real estate investment trusts (“REITs”) and other companies that invest directly or indirectly in real estate through development, management, or ownership, including property agencies. REITs are passive investment vehicles that invest primarily in income producing real estate or real estate-related loans and interests.

The Dow Jones U.S. Real Estate Index is one of the 19 supersector indices that make up the Dow Jones U.S. Index. The Dow Jones U.S. Real Estate Index is a subset of the Dow Jones U.S. Index, which is designed to be a measure of the U.S. stock market, covering 95% of U.S. stocks by float-adjusted market capitalization, excluding the most thinly traded securities. The Dow Jones U.S. Real Estate Index is weighted by float-adjusted market capitalization, rather than full market capitalization, to reflect the actual number of shares available to investors.

The index universe is defined as all stocks traded on the major U.S. stock exchanges, minus any non-common issues and illiquid stocks. Index component candidates are filtered through screens for share class and eligibility. For share class, index component candidates must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares, shares in limited partnerships and business development companies are not eligible. Temporary issues arising from corporate actions, such as “when-issued shares,” are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership. REITs, listed property trusts and similar real-property-owning pass-through structures taxed as REITs by their domiciles are also eligible. In some cases, companies issue multiple share classes. All publicly listed multiple share class lines are eligible for index inclusion. A separate investable weight factor (“IWF”), which is an adjustment factor that accounts for publicly available shares of a company, is calculated for each class and the class is included, providing it meets eligibility criteria and foreign investors may hold shares in the class. For liquidity, each stock must meet two separate liquidity criteria to be considered eligible for inclusion:

•	12-Month Median Value Traded Ratio (MVTR). Stocks must have a MVTR of at least 20%. Current constituents remain eligible if they have a MVTR of at least 14%. This ratio is calculated by taking the median daily value traded amount for each of the 12 months preceding the rebalancing reference date, multiplying the amount by the number of days that the stock traded during that month, and then dividing by its end-of-month float-adjusted market capitalization. The sum of the 12 monthly values is the MVTR for that stock. If a stock has traded for less than 12 months, the average of the available monthly values is taken and multiplied by 12.

•	6-Month Median Daily Value Traded (MDVT). Stocks must have a MDVT over the six months prior to the rebalancing reference date of at least US$ 250,000. Current constituents remain eligible if they have a MDVT of at least US$ 175,000. If a stock has traded for less than six months, the MDVT amount for as long as the stock has been trading is used.

Stocks in the index universe are sorted by float-adjusted market capitalization. Stocks in the top 95% of the index universe by float-adjusted market capitalization are selected as constituents of the Dow Jones U.S. Index. Selection is subject to a 2% buffer for current and non-current stocks. Current constituents remain eligible up to the 97th percentile as ranked by float-adjusted market capitalization. Non- constituents are eligible up to the 93rd percentile as ranked by float-adjusted market capitalization.

Stocks selected as components of the Dow Jones U.S. Index are then categorized into Subsectors based on their primary source of revenue. The Subsectors are rolled up into Sectors, which in turn are rolled up into Supersectors and finally into Industries. Subsectors, Sectors, Supersectors and Industries are defined by a proprietary classification system used by S&P Dow Jones. The Dow Jones U.S. Real Estate Index is a Supersector that is a subset of the Dow Jones U.S. Index.

The Dow Jones Real Estate Index is calculated by means of the divisor methodology. On any given day, the index value is the quotient of the total float-adjusted market capitalization of the Dow Jones Real Estate Index’s constituents and its divisor. The key to index maintenance is the adjustment of the divisor. Index maintenance – reflecting changes in shares outstanding, corporate actions, addition or deletion of stocks to the index – should not change the level of the index. This is accomplished with an adjustment to the divisor. Any change to the stocks in the index that alters the total market value of the index while holding stock prices constant will require a divisor adjustment.

The Dow Jones U.S. Real Estate Index is reconstituted annually in September. The process includes the review of all stocks in their respective markets to determine eligibility according to the existing criteria. The reference date for data used in the annual reconstitution is the last business day in July. In addition, the IWF for each stock is reviewed and updated as needed. Changes are implemented at the opening of trading on the Monday following the third Friday of September. Changes to shares and IWFs are implemented at the open of trading on the Monday following the third Friday of March, June and December.

Initial Public Offerings (IPOs).

IPOs and new listings on eligible exchanges are added to the Dow Jones U.S. Real Estate Index at the next quarterly update if the new listing meets all eligibility requirements. IPOs must have a trading history of at least three months as of the reference date. The reference date for IPO inclusions will be five weeks prior to the effective rebalancing date and additions are effective at the open of Monday following the third Friday of March, June, September and December.

Additions

Generally no companies are added to the Dow Jones U.S. Real Estate Index between annual reconstitutions except for IPOs and spinoffs as described above. Any exceptions to this rule will be announced in advance. Any stocks considered for addition at the quarterly rebalance must have a float market capitalization larger than the smallest stock included in the Dow Jones U.S. Real Estate Index at the time of the previous reconstitution.

Deletions

Between rebalancings, a company can be deleted from the Dow Jones U.S. Real Estate Index due to corporate events such as mergers, acquisitions, takeovers, delistings or bankruptcies. Whenever possible, changes in the Dow Jones U.S. Real Estate Index’s constituents are announced at least two business days prior to their implementation date. If an index constituent is suspended by its primary market, it may be removed from the Dow Jones U.S. Real Estate Index at the discretion of the Global Equity Indices Index Committee (for purposes of this section, the “Index Committee”). Whenever practicable, S&P Dow Jones will use the best-available alternate pricing source to determine the value at which the company should be removed from the Dow Jones U.S. Real Estate Index.

Corporate Actions

Corporate actions (such as stock splits, stock dividends, spin-offs and rights offerings) are applied after the close of trading on the day prior to the ex-date. Share changes resulting from exchange offers are applied on the ex-date. The spun-off company is added to the Dow Jones U.S. Real Estate Index, at a zero price at the market close of the day before the ex-date (with no divisor adjustment). If a spun-off company is determined not to be eligible to remain in the Dow Jones U.S. Real Estate Index, it will be removed after at least one day of regular way trading (with a divisor adjustment). Spinoffs are assigned the same size and style as the parent company at the time of the event. All spinoff sizes are evaluated at the next quarterly update.

Governance of the Dow Jones U.S. Real Estate Index

The Dow Jones Global Indices® are maintained by the index committee. All committee members are full-time professional members of S&P Dow Jones’ staff. The Index Committee meets regularly. At each meeting, the Index Committee may review pending corporate actions that may affect index constituents, statistics comparing the composition of the Dow Jones U.S. Real Estate Index to the market, companies that are being considered as candidates for addition to the Dow Jones U.S. Real Estate Index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

HISTORICAL INFORMATION

The historical levels of the underlier should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the underlier on any trading day during the term of the notes, including on the determination date. We cannot give you assurance that the future performance of the underlier will result in any return of your investment. Any payment on the notes is subject to our ability to pay our obligations as they become due.

For additional information on the iShares® U.S. Real Estate ETF, see “The Underlier” herein.

The following graph sets forth the historical performance of the underlier based on its closing levels from January 2, 2014 to August 27, 2019. The closing level of the underlier on August 27, 2019 was $91.40. We obtained the historical information below from Bloomberg, without independent verification.

UNITED STATES FEDERAL TAX CONSIDERATIONS

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the notes or instruments that are similar to the notes.  In the opinion of our counsel, Davis Polk & Wardwell LLP, a note should be treated as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes.  However, there is uncertainty regarding this treatment.  Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the Trade Date.

Assuming this treatment of the notes is respected and subject to the discussion in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a note, you should recognize gain or loss equal to the difference between the amount realized and your tax basis in the note. Subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

Even if the treatment of the notes as described herein is respected, there is a substantial risk that your purchase of a note will be treated as entry into a “constructive ownership transaction,” within the meaning of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain you would otherwise recognize in respect of your notes would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain.”  Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period you held your notes, and you would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of governing authority under Section 1260, our counsel is not able to opine as to whether or how Section 1260 applies to the notes. You should read the section entitled “Material United States Federal Income Tax Considerations—U.S. Holders—Constructive Ownership Transaction Rules” in the accompanying product supplement for additional information and consult your tax advisor regarding the potential application of the “constructive ownership” rule.

We do not plan to request a ruling from the IRS regarding the treatment of the notes, and the IRS or a court might not agree with the treatment described herein.  In particular, the IRS could treat the notes as contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized, could be materially and adversely affected.  Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance.  In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts.  Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax advisor regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders.  Subject to the discussions in the next paragraph and in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities.  Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued prior to January 1, 2021 that do not have a “delta” of one with respect to any U.S. equity.  Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m).  However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the Trade Date for the notes and it is possible that the notes will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination.  Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the notes relate.  You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

FATCA.  You should review the section entitled “Material United States Federal Income Tax Considerations—Securities Held Through Foreign Entities” in the accompanying product supplement regarding withholding rules under the “FATCA” regime. The discussion in that section is hereby modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds of the disposition of affected financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement.  The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS
Pricing Supplement

Summary Information	PS-3
Hypothetical Examples	PS-8
Additional Risk Factors Specific to Your Notes	PS-11
The Underlier	PS-18
United States Federal Tax Considerations	PS-23

Product Supplement No. I–C dated June 30, 2017
Summary	PS-1
Risk Factors	PS-3
Supplemental Use of Proceeds and Hedging	PS-16
Description of the Securities	PS-18
The Underlyings or Basket	PS-28
ERISA Considerations	PS-41
Underwriting (Conflicts of Interest)	PS-43
Notice to Investors	PS-45

Prospectus Supplement dated June 30, 2017
Description of Notes	S-1
Plan of Distribution (Conflicts of Interest)	S-5
Incorporation by Reference	S-13

Prospectus dated June 30, 2017
About This Prospectus	1
Limitations on Enforcement of U.S. Laws	2
Where You Can Find More Information	3
Forward-Looking Statements	5
Use of Proceeds	7
Ratio of Earnings to Fixed Charges	8
Capitalization and Indebtedness	9
Credit Suisse Group	10
Credit Suisse	11
Credit Suisse (USA)	12
Description of Debt Securities	13
Special Provisions Relating to Debt Securities Denominated in a Foreign Currency	40
Foreign Currency Risks	43
Description of Warrants	45
Description of Shares	49
Description of the Guaranteed Senior Debt Securities of Credit Suisse (USA)	53
Description of the Guarantees of the Guaranteed Senior Debt Securities of Credit Suisse (USA)	54
ERISA	56
Taxation	58
Plan of Distribution (Conflicts of Interest)	70
Market-Making Activities	73
Legal Matters	74
Experts	75

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Credit Suisse

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